UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36007

PHYSICIANS REALTY TRUST

(DOC DR Holdco, LLC, as successor by merger to Physicians Realty Trust)

(Exact name of registrant as specified in its charter)

309 N. Water Street, Suite 500

Milwaukee, Wisconsin 53202

(414) 367-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, DOC DR Holdco, LLC, as successor by merger to Physicians Realty Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 11, 2024	DOC DR HOLDCO, LLC
(successor by merger to Physicians Realty Trust)

	By:	Healthpeak OP, LLC, its Sole Member

	By:	Healthpeak Properties, Inc., its Managing Member

	By:	/s/ Jeffrey H. Miller
	Name:	Jeffrey H. Miller
	Title:	General Counsel

*On October 29, 2023, Physicians Realty Trust, a Maryland real estate investment trust (the “Company”), and Physicians Realty L.P., a Delaware limited partnership (the “Operating Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Healthpeak Properties, Inc., a Maryland corporation (“Healthpeak”), DOC DR Holdco, LLC (formerly known as Alpine Sub, LLC), a Maryland limited liability company and a wholly-owned subsidiary of Healthpeak (“DOC DR Holdco”), and DOC DR, LLC (formerly known as Alpine OP Sub, LLC), a Maryland limited liability company (“DOC DR OP Sub”) and a wholly-owned subsidiary of Healthpeak OP, LLC, a Maryland limited liability company (“Healthpeak OP”), providing for the combination of the Company and Healthpeak through a series of transactions including, among others, (i) a merger of the Company with and into DOC DR Holdco, with DOC DR Holdco surviving as a wholly-owned subsidiary of Healthpeak (the “Company Merger”) and (ii) a merger of the Operating Partnership with and into DOC DR OP Sub, with DOC DR OP Sub continuing as the surviving entity and a wholly-owned subsidiary of Healthpeak OP (the “Partnership Merger” and, together with the Company Merger, the “Mergers”). Pursuant to the Merger Agreement, on March 1, 2024, the Mergers were completed.